Exhibit 99.5

NICE Actimize Empowers SURVEIL-X with Generative AI,
Launching a New Era in Market Abuse and Conduct Risk Detection

Actimize’s powerful AI capabilities contribute to a reduction in false positives by as much as 85 percent while detecting up to four times more true misconduct risk

Hoboken, N.J., May 28, 2025 – NICE Actimize, a NICE (NASDAQ: NICE) business today announced that its market-leading SURVEIL-X Holistic Conduct Surveillance solution is now integrated with Actimize Intelligence, powerful Generative AI capabilities designed to ensure accurate and timely detection of market abuse and conduct risks across every type of regulated employee communication, from emails and chats to traditional voice calls.

Created to address the growing complexities of financial crime and conduct surveillance, Actimize Intelligence Generative AI leverages large language models (LLMs) in order to understand the true context of communications, going beyond keywords and rules-based detection to differentiate between suspicious and non-suspicious communications, factoring in jargon, tone, sentiment and intent.

Chris Wooten, EVP, Vertical Markets, NICE said, “The integration of Actimize Intelligence and its generative AI capabilities into SURVEIL-X marks a significant leap forward in conduct risk detection and surveillance. Our proven AI technology and trusted SURVEIL-X surveillance solution empower compliance professionals to identify true risks with unprecedented accuracy and efficiency, while dramatically reducing the workload associated with false positives. With more than two decades of experience in financial services and a vast knowledge base, we are taking communications surveillance to the next level and delivering on the promise of AI.”

Additionally, financial services firms will be able to leverage Actimize Intelligence to:
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Eliminate false positives and detect true risks. Actimize Intelligence may reduce false positives by as much as 85 percent and detect up to four times more true misconduct risk than traditional rule-based surveillance systems.

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Expand global reach with multi-language surveillance. Actimize Intelligence’s multi-lingual AI understands and analyzes communications in 150-plus languages, and presents simple, easy-to-understand results summaries.

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Receive intelligent alerts with clear explanations. Actimize Intelligence does not just alert to suspicious communications, it explains what it found (e.g., insider dealing, market manipulation, collusion, aggression, or other types of misconduct), with precise explanations showing where and why the communications was identified as suspicious.

“Integrating AI-driven communication surveillance with trade and transaction monitoring is more than just an efficiency boost—it's a game-changer for compliance. By seamlessly analyzing contextual patterns, AI unlocks deeper insights without adding operational overhead, transforming surveillance from reactive oversight into proactive risk management,” noted Vinod Jain, Strategic Advisor, Capital Markets, Datos Insights. “Surveillance is only as strong as the data it relies on. To bridge the gap between fragmented communications and trading oversight, firms must embrace holistic platforms that unify structured and unstructured data. Clean data isn’t just an advantage—it’s a necessity. AI is key to making it work.”

SURVEIL-X, holistic conduct surveillance suite offers unparalleled risk coverage for buy- and sell-side firms, insurance companies, crypto exchanges, regulators and more, by enabling accurate detection and rapid, thorough investigation of market abuse, inappropriate sales practices, and conduct risk. SURVEIL-X also features the industry’s leading case management solution which provides the added benefits of built-in workflows to accelerate investigations, and automated trade reconstruction.

NICE Actimize SURVEIL-X is part of the Compliancentral platform which unifies communications and trading activity capture, archiving and surveillance in a holistic AI compliance platform for financial markets.

To learn more about Actimize Intelligence, SURVEIL-X, or other Compliancentral solutions, please visit our website here.

To listen to a replay of our webinar, “How Actimize Intelligence AI is Transforming Market Abuse Surveillance” please click on the link here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.